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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Alcan Inc.
(Name of Subject Company (Issuer))

Rio Tinto Canada Holding Inc.
an indirect wholly-owned subsidiary of Rio Tinto plc

and

Rio Tinto plc
(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

(013716105)
(CUSIP Number of Class of Securities)

Anette V Lawless
Rio Tinto plc
6 St James's Square
London SW1Y 4LD
United Kingdom
Tel: 011 44 20 7930 2399

with a copy to

Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$19,065,207,127	$585,302
(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction value of the Alcan Common Shares to be received by Rio Tinto, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,764,427 Alcan Common Shares in the United States, representing 50% of the entire issued share capital, multiplied by $101, the cash consideration being offered per Alcan Common Share, which yields $19,065,207,127, multiplied by 0.0000307, which yields $585,302. Each of the capitalized terms used is defined below.

(2)
Sent via wire transfer to the SEC on July 24, 2007.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Field:
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Rio Tinto plc, a public limited company organized under the laws of England and Wales ("Rio Tinto"), and by Rio Tinto Canada Holding Inc. (referred to herein as the "Offeror"), a corporation incorporated under the laws of Canada, and an indirect wholly-owned subsidiary of Rio Tinto, and relates to the offer (the "Offer") by the Offeror to purchase, upon the terms and subject to the conditions set forth in the take-over bid circular, dated July 24, 2007 (the "Circular"), and the related Letter of Transmittal, Notice of Guaranteed Delivery and other documents disseminated therewith, each issued and outstanding common share of Alcan Inc., a corporation incorporated under the laws of Canada ("Alcan"), together with the associated rights (the "Alcan Rights" and, together with the common shares of Alcan, the "Alcan Common Shares") issued and outstanding under the Alcan Shareholders Rights Agreement, made as of December 14, 1989, amended on February 8, 1990 and March 5, 1990, approved by shareholders on April 26, 1990, amended and restated on March 2, 1995 and April 24, 1995, reconfirmed by shareholders on April 27, 1995, amended and restated on April 22, 1999, reconfirmed by shareholders on April 22, 2002 and amended on April 28, 2005, between Alcan and CIBC Mellon Trust Company, as rights agent for U.S.$101 (equivalent to Cdn$105.44 based on the July 20, 2007 Bank of Canada Noon Rate) per Alcan Common Share in cash (less any applicable withholding taxes and without interest).

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the "Questions and Answers" and in the "Summary of the Offer" contained in the Circular is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        The name of the subject company is Alcan Inc., a corporation incorporated under the laws of Canada, with its principal executive offices located at 1188 Sherbrooke Street West, Montreal, Québec, Canada H3A 3G2. The telephone number of Alcan's principal executive offices is (514) 848-8000.

        The class of securities to which this Schedule TO relates is the Alcan Common Shares, other than the Alcan Common Shares owned directly or indirectly by the Offeror on any date upon which the Offeror takes up and pays for Alcan Common Shares pursuant to the Offer. Information concerning the number of outstanding Alcan Common Shares is set forth in "About Alcan Inc.—Alcan Authorized and Outstanding Share Capital" of the Circular and is incorporated herein by reference.

        Information concerning the trading markets and sales prices of the Alcan Common Shares is set forth in "Market Prices" of the Circular and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        This Schedule TO is being filed by Rio Tinto plc, a public limited company organized under the laws of England and Wales, and Rio Tinto Canada Holding Inc, a corporation incorporated under the laws of Canada, and an indirect wholly-owned subsidiary of Rio Tinto plc. Information regarding the principal business of Rio Tinto is set forth in "About Rio Tinto" of the Circular and is incorporated herein by reference. Information regarding the principal business of Rio Tinto Canada Holding Inc. is set forth in the section entitled "About Rio Tinto Canada Holding Inc." of the Circular and is incorporated herein by reference.

        Information required by Item 1003(c) of Regulation M-A with respect to the directors and executive officers of Rio Tinto and the Offeror, is set forth in "Appendix A" to the Circular and is incorporated herein by reference.

        During the past five years, none of Rio Tinto, Rio Tinto Canada Holding Inc. nor, to the best knowledge of Rio Tinto, any of the persons listed in "Appendix A" to the Circular (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

        The information set forth in "Offer" of the Circular is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in "Relationships between the Offeror and Alcan" and "Background to the Offer" of the Circular is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The information set forth in "Purpose of the Offer—Purpose; Subsequent Acquisition Transaction," "Purpose of the Offer—Other Plans," and "Support Agreement—Alcan Board Representation" of the Circular is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in "Source and Amount of Funds" of the Circular is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth in "Relationships between the Offeror and Alcan—Beneficial Ownership of and Trading in Securities of Alcan," "—Commitments to Acquire Securities of Alcan," and "—Market Purchases" of the Circular is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in "Support Agreement" and "Fees and Expenses" of the Circular is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

        The information set forth in the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Circular, dated July 24, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Summary Advertisement in The Wall Street Journal, dated July 24, 2007.
(a)(5)(B)	Press release announcing commencement of the Offer, dated July 24, 2007.

(b)(1)	Facility Agreement, dated July 12, 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale.
(d)(1)	Support Agreement, dated July 12, 2007, among Alcan, the Offeror and Rio Tinto.
(d)(2)	English language translation of undertakings and confirmations made by Rio Tinto and Offeror to the Government of Quebec and Alcan, dated July 11, 2007.
(d)(3)	Confidentiality Agreement, dated April 11, 2007 between Alcan and Rio Tinto.
(d)(4)	Amendment to Confidentiality Agreement, dated June 25, 2007.
(d)(5)	Standstill Agreement, dated June 13, 2007, between Alcan and Rio Tinto.
(d)(6)	Amendment to Support Agreement, dated July 20, 2007, among Alcan, the Offeror and Rio Tinto.
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO PLC
By:	/s/ GUY ELLIOTT
Name:	Guy Elliott
Title:	Finance Director
RIO TINTO CANADA HOLDING INC.
By:	/s/ IAN RATNAGE
Name:	Ian Ratnage
Title:	Director

Date: July 24, 2007

EXHIBIT INDEX

(a)(1)(A)	Circular, dated July 24, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Summary Advertisement in The Wall Street Journal, dated July 24, 2007.
(a)(5)(B)	Press release announcing commencement of the Offer, dated July 24, 2007.
(b)(1)	Facility Agreement, dated July 12, 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale.
(d)(1)	Support Agreement, dated July 12, 2007, among Alcan, the Offeror and Rio Tinto.
(d)(2)	English language translation of undertakings and confirmations made by Rio Tinto and Offeror to the Government of Quebec and Alcan, dated July 11, 2007.
(d)(3)	Confidentiality Agreement, dated April 11, 2007 between Alcan and Rio Tinto.
(d)(4)	Amendment to Confidentiality Agreement, dated June 25, 2007.
(d)(5)	Standstill Agreement, dated June 13, 2007, between Alcan and Rio Tinto.
(d)(6)	Amendment to Support Agreement, dated July 20, 2007, among Alcan, the Offeror and Rio Tinto.
(g)	None.
(h)	None.

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EXHIBIT INDEX